Exhibit 97

COLONY BANKCORP, INC. COMPENSATION RECOVERY POLICY

Each current and former executive officer of Colony Bankcorp, Inc. (the "Company") shall repay or forfeit, to the fullest extent permitted by law, any incentive-based compensation ("Compensation") erroneously received by him or her as an executive officer on or after October 2, 2023, if:

a. The Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws;

b. The Compensation was paid, earned, granted or vested based in whole or in part on the achievement of financial results that were subsequently the subject of a restatement of the Company's financial statements filed with the Securities and Exchange Commission;

c. The amount of Compensation received by the executive officer exceeds the amount the executive officer would have received had the Compensation been determined based on the accounting restatement. (i.e., the executive officer received Compensation that he or she would not have received if calculated based on the restated financials).

The Company shall recover the erroneously awarded Compensation reasonably promptly and without regard to fault or culpability. The Company shall not indemnify any current or former executive officer against the loss of erroneously awarded Compensation.

Recovery under this Policy shall be required for both (i) restatements that correct errors that are material to previously issued financial statements, and (ii) restatements that correct errors that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period.

In the event the Company is required to prepare an accounting restatement to correct a material error, the Company must recover from current and former executive officers Compensation received during the three fiscal years preceding the date on which the Company is required to prepare said restatement. For the purposes of this Policy, the date on which the Company is required to prepare an accounting restatement is the earlier to occur of:

a. The date the Company's board of directors (the "Board"), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws; or

b.The date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement.

For the purposes of this Policy, Compensation is deemed received in the fiscal period during which the financial reporting measure used to determine the Compensation amount is attained, even if the grant or payment of the Compensation occurs after the end of that period. For incentive-based compensation based on stock price or total shareholder return, the Company may use a reasonable estimate of the effect of the restatement on the applicable measure to determine the amount to be recovered.

For the purposes of this Policy, "executive officer" shall mean the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company's subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company.

The Company must recover erroneously awarded Compensation pursuant to this Policy except to the extent that (i) the Compensation was awarded pursuant to a tax-qualified retirement plan and said plan's benefits may not be assigned or alienated without losing such qualification, or (ii) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, and (iii) the Company's Compensation Committee, or if no such committee, a majority of the independent directors serving on the Board of the Company, has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

Each compensation agreement or other document setting forth the terms and conditions of any incentive-based compensation granted to an executive officer shall be deemed to include the provisions of this Policy. The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company.

The Board acknowledges that this Policy will be amended if and as required to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company shall recover incentive-based compensation paid to any executive officer as required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other "clawback" provision required by law or the listing standards of Nasdaq.

As adopted by the Board of Directors of the Company on July 20, 2023.